Filed by The Quaker Oats Company
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                        Subject Company: The Quaker Oats Company
                                                  Commission File No.: 001-00012


Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial operating results and benefits of the pending merger between PepsiCo, Inc. and The Quaker Oats Company. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain shareholder or regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of PepsiCo, Inc. and The Quaker Oats Company; costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends: and the general economic environment. Neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. On March 13, 2001, PepsiCo and The Quaker Oats Company jointly prepared and filed an amendment to the joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. You may obtain documents filed with the SEC by Quaker Oats free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

                                 # # # # # #

On April 19, 2001, The Quaker Oats Company issued the following press release announcing its earnings for the first quarter ended March 31, 2000.

News Release Q1
---------------------------------------------------------------------------

    [Quaker Logo]    The Quaker Oats Company


     News Release Q1
--------------------------------------------------------------------------------

     [Quaker Logo]    The Quaker Oats Company

                              Further Information:
     Quaker Tower                  Media Contact:                Investor Contact:
     P.O. Box 049001               Mark Dollins, Director        Margaret M. Eichman, V.P.
     Chicago, IL  60604-9001       Corp. Comm.                   Investor Relations & Corp. Affairs
                                   (312) 222-7399                (312) 222-7818

      QUAKER REPORTS EARNINGS PER SHARE OF $0.80 FOR FIRST QUARTER, BEFORE UNUSUAL ITEMS, A 4 PERCENT INCREASE

      For Immediate Release

            CHICAGO, April 19, 2001 - The Quaker Oats Company (NYSE:OAT) today reported earnings per share of $0.80 for its first quarter ended March 31, 2001, excluding unusual items. This compares to $0.77 per share, on the same basis, in the first quarter of 2000, an increase of 4 percent.

            Including unusual items in both years, first-quarter earnings were $0.78 per share in 2001, versus one-cent per share in 2000. Unusual items for this year include two cents per share, or $2.4 million, in after-tax restructuring charges. Last year, the Company recorded a net charge of $0.76 per share, related to restructuring actions. (See section entitled "Unusual Items" for details.)

            Robert S. Morrison, chairman, president and chief executive officer, said, "Earnings for the quarter came in slightly better than our original expectations. We're pleased with the increase in earnings, given that we were comparing against a very strong base period." He noted that first-quarter earnings grew 51 percent and 42 percent in 2000 and 1999, respectively.

            "We're also pleased with revenue growth of 5 percent, led by double-digit growth for beverages, hot cereals and grain-based snacks," Morrison said. "Importantly, category shares for many of our key U.S. brands rose, including Gatorade thirst quencher, Quaker oatmeal, Quaker Chewy granola bars and rice snacks, Aunt Jemima products and Pasta Roni."

         TOTAL COMPANY

            Operating income for the quarter was $196.5 million, versus $189.3 million in the first quarter of 2000, an increase of 4 percent. Sales in the quarter were $1.23 billion, versus $1.17 billion in the year-ago quarter, an increase of 5 percent. Excluding the impact of changes in foreign currency exchange rates, sales would have increased 6 percent.

            Total Company volume, as measured in pounds, increased 4 percent in the quarter versus the prior year. Worldwide Beverages reported a 6 percent increase, while the Company's Foods business grew 1 percent.

            TOTAL FOODS

            Operating income for worldwide Foods was $142.0 million, versus $154.0 million in the year-ago quarter. The 8 percent decrease primarily is tied to higher supply chain costs in the quarter. These higher costs reflect temporary transition costs associated with the reconfiguration of Quaker's North American operations. The Company is transitioning from a five-plant cereals manufacturing configuration to a three-plant system. As the transition is completed in the second half of 2001, costs are expected to decrease. The operating income also was affected by a planned increase in marketing spending in the first quarter to support new products. Total Foods sales in the quarter were $784.2 million, versus $773.2 million in the year-ago quarter, an increase of 1 percent.

            Foods: U.S. and Canada

            Operating income for U.S. and Canadian Foods was $129.0 million, versus $140.2 million in the year-ago quarter, a decrease of 8 percent. First-quarter sales were $638.7 million, versus $632.8 million last year, a 1 percent increase.

            Volume for the Foods portfolio increased 1 percent in the first quarter. Within the U.S. and Canadian Foods business, hot cereals increased 9 percent, grain-based snacks increased 9 percent, mixes and syrups increased 9 percent, and flavored rice and pasta increased 3 percent. Cold cereals volume declined 8 percent as promotional spending was moderated.

            "Our Foods business is off to a good start," noted Morrison. "Quaker oatmeal had a tremendous winter season, as our new, portable Quaker Instant Oatmeal Express and adult flavors--Cinnamon Roll and Honey Nut--proved to be hits with consumers. On the snacks side of the business, our product innovations continued to ride the wave of the eat-on-the-go trend, as we introduced new items, such as Baby Ruth(R) Chewy granola bars, Apple Crisp Quaker Fruit & Oatmeal bars and two new flavors of our Gatorade energy bar."

      Foods: Latin America, Europe and Asia/Pacific
      ----------------------------------------------

            Operating income from Quaker's international foods businesses was $13.0 million, versus $13.8 million in the year-ago quarter, a decrease of 6 percent, reflecting the Company's increased marketing investments to support its brands in Latin America. Total sales in the international foods businesses were $145.5 million, versus $140.4 million in the year-ago quarter, an increase of 4 percent. Excluding the impact of foreign exchange, international foods sales would have increased 12 percent.

            Volume for the Latin American foods business was even with the prior year. Volume for European foods rose a strong 14 percent, led by growth in cereals and rice snacks. Volume for Asia/Pacific foods increased 2 percent.

                                   - more -

                                      - 3 -

      TOTAL BEVERAGES

            Worldwide Beverages operating income was $54.5 million, versus $35.3 million in the year-ago quarter, a 54 percent increase. Operating margins for worldwide Beverages expanded to 12.3 percent from 8.8 percent in the year-ago quarter.

            U.S. and Canadian Beverages operating income was $46.9 million, versus $34.8 million in the year-ago quarter, an increase of 35 percent. This growth was achieved despite a 9 percent increase in marketing spending, primarily related to new product and packaging offerings. Outside the U.S. and Canada, Gatorade operating income was $7.6 million compared to $500,000 in the first quarter of last year, reflecting solid growth in Latin America.

            Sales for worldwide Beverages were $442.4 million, versus $398.9 million for the year-ago quarter, an increase of 11 percent. U.S. and Canadian sales were $353.8 million, versus $318.9 million for the year-ago quarter, an increase of 11 percent. Sales in Latin America grew 14 percent in the quarter, while combined sales in Europe and the Asia/Pacific region were 2 percent below the first quarter a year ago, due to less favorable foreign exchange rates in Europe. Gatorade volume increased in each region--Latin America, Europe and Asia/Pacific.

            "Despite difficult year-ago comparisons in North America --including 19 percent sales growth in the first quarter of 2000--Gatorade again delivered strong financial results," said Morrison. "We consider the first quarter the `off-season' for Gatorade, yet we maintained the solid momentum we experienced throughout 2000. Once again, Gatorade proved itself to be a simply remarkable brand. Product innovation is a key reason. This year, we are building on its consumer appeal with new flavors--Passion Fruit, Starfruit and High Tide Gatorade Frost."

            UNUSUAL ITEMS

            Unusual items in the first quarter of 2001 totaled $4.0 million pretax ($2.4 million after tax), or two cents per share. This net charge included $4.8 million pretax restructuring primarily related to the Company's North American supply chain reconfiguration ($2.9 million after tax), or two cents per share; and $800,000 in pretax income from an adjustment to prior-period restructuring reserves ($500,000 after tax).

            During the first quarter of 2000, Quaker recorded unusual charges totaling $173.7 million pretax ($104.2 million after tax), or $0.76 per share, primarily related to a major reconfiguration of the Company's North American Foods supply chain. These charges included $56.8 million of pretax restructuring charges ($34.1 million after tax), or $0.25 per share, and a $120.1 million pretax asset impairment loss ($72.1 million after tax), or $0.53 per share. Partially offsetting these expenses, in the first quarter of 2000, the Company adjusted its prior-period restructuring reserves, resulting in pretax income of $3.2 million ($2.0 million after tax), or two cents per share.

                                    -more-

                                     - 4 -

            FINANCING AND OTHER

            Net financing costs (net interest expense and foreign exchange losses) were $14.4 million in the quarter, compared to $15.7 million in 2000. Net foreign exchange losses declined $2.7 million. Net interest expense increased $1.4 million. Excluding unusual items, the Company's effective tax rate in the first quarter was 36.0 percent compared to 36.1 percent in the first quarter of 2000.

            The average number of common shares outstanding was 132.0 million, compared to 131.4 million a year ago. The number of shares used to calculate diluted earnings per share for the three months ended March 31 was 138.8 million for 2001 and 136.3 million for 2000.

            OUTLOOK

            The Company expects its merger with PepsiCo, Inc. to be completed by the end of the second quarter of 2001, subject to PepsiCo and Quaker shareholder approvals, U.S. Federal Trade Commission and other regulatory approvals, and other customary conditions to closing.

            For 2001, the Company's financial outlook --as an independent company-- is unchanged from previous guidance. For the full year, the Company expects to deliver mid-single-digit sales growth, high-single-digit operating income growth and low-double-digit earnings-per-share growth. The Company intends to continue its strategy of using cost-savings to help fund brand-building activities.

            For the second quarter, the Company expects to achieve mid-single-digit sales and operating income growth, which would drive mid-to-high single-digit growth in earnings per share. The Company expects to deliver strong, double-digit earnings-per-share growth in the second half of the year.

            CONFERENCE CALL:

            At 10:30 a.m. (CT) today, management will host a conference call with investors to discuss first-quarter results and the Company's current outlook for 2001. The live presentation is accessible through Quaker's Internet site at www.quakeroats.com . The audio Webcast will be archived on the site. To listen to the Webcast, Web users will need a computer with a sound card and speakers, as well as Real Audio software--which can be downloaded through www.real.com .

            The Quaker Oats Company is an international marketer of foods and beverages. Its major brands include: Gatorade thirst quencher; Quaker cereals and grain-based snacks; Rice-A-Roni, Pasta Roni and Near East side dishes; and Aunt Jemima mixes and syrup.

            Forward-looking statements, within the meaning of Section 21E of the Securities and Exchange Act of 1934, are made in this document. The Company's results may differ materially from those suggested by the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs, including cost reduction projects; changes in market prices or rates; fluctuations in the cost and availability of supply chain resources; foreign economic conditions, including currency rate fluctuations; weather; and the ability of the Company to effect manufacturing, distribution and outsourcing initiatives and plant consolidations. Additional expenditures and cash dividends may be affected by the amount of cash flow from operating activities. These factors are more fully described in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. The forward-looking statement in this document concerning the Company's proposed merger with PepsiCo, Inc., is subject to a number of factors, including: the inability to obtain, or meet conditions imposed for, regulatory or governmental approval; customary closing conditions; and failure of the Company's or PepsiCo's shareholders to approve the merger and related matters.

                                     # # #

         The Quaker Oats Company press releases are available on the Company's Internet web site: www.quakeroats.com .
                                      ------------------

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                       AND REINVESTED EARNINGS (UNAUDITED)


                                                 Dollars in Millions (Except Per Share Data)
--------------------------------------------------------------------------------------------
                                                            Three Months Ended
                                                                 March 31,
                                                       2001                       2000
--------------------------------------------------------------------------------------------
Net Sales                                         $   1,226.6                 $  1,172.1
Cost of goods sold                                      549.6                      522.9
--------------------------------------------------------------------------------------------
Gross profit                                            677.0                      649.2
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Selling, general and administrative expenses            487.7                      467.6
Restructuring charges and asset impairments (a)           4.0                      173.7
Interest expense                                         14.8                       13.9
Interest income                                          (1.3)                      (1.8)
Foreign exchange loss -- net                              0.9                        3.6
--------------------------------------------------------------------------------------------
Income (loss) before income taxes                       170.9                       (7.8)
Provision (benefit) for income taxes                     61.4                       (9.6)
--------------------------------------------------------------------------------------------
Net Income                                        $     109.5                 $      1.8
Preferred dividends -- net of tax                         1.1                        1.1
--------------------------------------------------------------------------------------------
Net Income Available for Common                   $     108.4                 $      0.7
--------------------------------------------------------------------------------------------
Per Common Share:
       Net Income -- basic                        $       0.82                $      0.01
       Income before unusual charges -- diluted   $       0.80                $      0.77
       Unusual charges -- diluted (a)                    (0.02)                     (0.76)
       Net Income -- diluted (b)                  $       0.78                $      0.01
       Dividends declared                         $       0.285               $      0.285
--------------------------------------------------------------------------------------------
Average Number of Common Shares Outstanding
       (in thousands)                               131,952                    131,388
--------------------------------------------------------------------------------------------
Reinvested Earnings:
       Balance -- beginning of period             $   1,061.7                 $    854.6
       Net income                                       109.5                        1.8
       Dividends                                        (38.7)                     (38.3)
       Balance -- end of period                   $   1,132.5                 $    818.1

(a) 2001 includes restructuring charges of $4.8 million pretax ($2.9 million after tax), or $0.02 per share, and income to reduce prior restructuring reserves of $0.8 million pretax ($0.5 million after tax), not material per share. 2000 includes restructuring charges of $56.8 million pretax ($34.1 million after tax), or $0.25 per share; income to reduce prior restructuring reserves of $3.2 million pretax ($2.0 million after tax), or $0.02 per share; and asset impairment losses of $120.1 million pretax ($72.1 million after tax), or $0.53 per share, related to the supply chain reconfiguration project.

(b) 2001 adjustments to income and shares for the calculation of diluted EPS were approximately $0.5 million and 6.8 million shares, respectively. 2000 adjustments to income and shares for the calculation of diluted EPS were approximately $0.5 million and 4.9 million shares, respectively.

                    THE QUAKER OATS COMPANY AND SUBSIDIARIES
                      THREE MONTHS NET SALES AND OPERATING
                      INCOME (LOSS) BY SEGMENT (UNAUDITED)


                                                                                     Dollars in Millions
--------------------------------------------------------------------------------------------------------
                                           Net Sales                         Operating Income (Loss)
--------------------------------------------------------------------------------------------------------
                                      Three Months Ended      Percent     Three Months Ended   Percent
                                           March 31,         Inc (Dec)         March 31,      (Dec) Inc
--------------------------------------------------------------------------------------------------------
                                       2001        2000                   2001         2000
--------------------------------------------------------------------------------------------------------
Foods:
------

  U.S. and Canadian                 $   638.7   $   632.8      0.9%      $129.0       $140.2     (8.0%)
  Latin American                         87.3        87.4     (0.1%)        4.1          7.6    (46.1%)
  Other (a)                              58.2        53.0      9.8%         8.9          6.2     43.5%
--------------------------------------------------------------------------------------------------------
Total Foods                         $   784.2   $   773.2      1.4%      $142.0       $154.0     (7.8%)
--------------------------------------------------------------------------------------------------------
Beverages:
----------

  U.S. and Canadian                 $   353.8   $   318.9     10.9%      $ 46.9       $ 34.8     34.8%
  Latin American                         72.5        63.6     14.0%         9.5          3.1    206.5%
  Other (a)                              16.1        16.4     (1.8%)       (1.9)        (2.6)    N/M
--------------------------------------------------------------------------------------------------------
Total Beverages                     $   442.4   $   398.9     10.9%      $ 54.5       $ 35.3     54.4%
--------------------------------------------------------------------------------------------------------
Total Sales/Operating Income        $ 1,226.6   $ 1,172.1      4.6%      $196.5       $189.3      3.8%
--------------------------------------------------------------------------------------------------------
Less: Restructuring charges and asset impairments                           4.0        173.7
      General corporate expenses                                            7.2          7.7
      Interest expense -- net                                              13.5         12.1
      Foreign exchange loss -- net                                          0.9          3.6
--------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                        $170.9       $ (7.8)
========================================================================================================


(a) Other includes European and Asia/Pacific results.

N/M = Not Meaningful

The following are prepared comments of The Quaker Oats Company's Telephone conference call which was broadcast on April 19, 2001.


                              MME's Conference Call
                                     Remarks

                                 April 19, 2001
                                   10:30 a.m.

Good Morning, and thanks for joining us.

Before Bob Morrison comments on the quarter, I'd like to briefly run through our financial highlights.

During this briefing, we'll discuss Quaker's business outlook, and may make forward-looking statements. Forward looking statements--including all statements that may be made on this call that are not historical facts--are subject to a number of risks and uncertainties--and actual results may differ materially. Please refer to our earnings release for more information on risk factors that could cause actual results to differ.

With that out of the way, let's start with a quick review of earnings for the first quarter.

Excluding UNUSUAL ITEMS in the quarter, we delivered 80 cents per share, which compares to 77 cents earned in the first quarter of 2000. These earnings were one-cent above the First Call consensus and represent a 4 percent increase over the prior year.

Turning now to revenue . . .first-quarter sales were $1.2 billion and were nearly 5 percent ahead of a year ago.

This increase was driven by:

o     an 11% increase in U.S. & Canadian beverage sales,

o     an 11% increase in international Gatorade sales,

o     a 1% increase in U.S. & Canadian food sales

o     and, a 4% increase in international food sales.

Excluding the effects of changes in foreign currency rates, total Company sales would have increased 6 percent in the first quarter.

I'll take a brief moment to review some of the key volumes behind our overall sales growth.

o U.S. & Canadian beverage volume grew 5 percent, against a tough comparison. Last year, first-quarter volume was up 18 percent.

o International Gatorade volume grew 10 percent, with growth in all regions of the world where we do business-- Latin America, Europe and Asia.

Within our U.S. Foods businesses, we had quite a few positives:

o     Hot cereal volume grew 9 percent.

o Grain-based snacks volume also grew 9 percent, driven by 8 percent growth in snack bars and 11 percent growth in rice snacks.

o     Flavored rice & pasta volume grew 3 percent in the quarter.

o     Aunt Jemima syrups and mixes grew 9 percent in the quarter.

Offsetting this strong growth, we had one negative--ready-to-eat cereals. In the first quarter, ready-to-eat cereal volume decreased 8 percent, as we continued to moderate promotional support.

Outside of the U.S., our volume was solid.

o     Latin American food volume was even with the prior year.

o     European food volume rose 14 percent.

o     And, Asian food volume grew 2 percent.

Finally, turning to operating income. . .

For the first quarter, operating income was $196 million, up $7 million, or 4 percent from the first quarter last year. As we forecast in our February conference call--Beverage operating income increased and Foods operating income declined.

Specifically. . .

o U.S. & Canadian Foods operating income declined 8 percent in the quarter... held down by higher supply chain costs--incurred as we transition from five cereal plants to three--and planned, higher marketing spending to support new products.

o International Foods operating income decreased 6 percent, as marketing spending was increased, primarily in support of Latin American products.

That totals to an 8 percent decrease in Worldwide Foods operating income in the first quarter.

Turning to Beverages,

o     In the U.S. and Canada, Beverage operating income increased 35 percent.

o In international markets, Gatorade profits continued to improve. In the first quarter, we produced 7.6 million dollars in operating income compared to only 500 thousand dollars in the first quarter last year.

These robust results led to a strong 54 percent increase in worldwide beverage operating income.

Now, I'd like to turn it over to Bob Morrison, for his editorial perspective, Bob. . .

                                  Bob Morrison
                             Conference Call Remarks
                            Thursday, April 19, 2001

Thanks Margaret, and good morning.

As we sat here three months ago, on our fourth-quarter conference call, we were somewhat cautious about our outlook for the first quarter.

You may recall, we spoke, first of all, of a very tough "comp."

In 2000, earnings per share grew 51 percent in the first quarter ... and that was on top of 42 percent growth in 1999.

We also knew that we'd be facing higher raw material and supply chain costs in the quarter and had planned to continue to invest in brand-building efforts, as well.

Accordingly, we forecast that, after 12 straight quarters of double-digit growth, our first-quarter 2001 earnings would be only about flat with the prior year.

Against that background, we're quite comfortable with the results that Margaret outlined. . .

o     We're pleased with the 4 percent growth in EPS off such a tough "comp."

o     And more importantly, we're pleased with our revenue performance.

We achieved:

o     double-digit growth in North American beverages, hot cereals and snacks,

o     double-digit growth in Latin American beverages,

o     and, double-digit growth in each of European and Asian foods.

As Margaret mentioned, company-wide revenues were up 6 percent on a constant currency basis.

Our business fundamentals clearly remained strong.

Let me walk through some of the brand highlights, beginning with Gatorade...

Despite tough "comps," Gatorade roared ahead in the quarter. Sales grew 11 percent -- with volume up across all regions of the world.

In the United States, Gatorade achieved growth across most channels, including grocery stores, mass merchandisers, club stores, and our point-of-sweat "availability" channel.

Importantly, our shares continued to strengthen. In the grocery store channel, Gatorade grew seven-tenths of a share point to 87. And, in the convenience-store channel, our share grew four full points to 85 percent.

Meanwhile, we took steps to set up for the upcoming beverage season.

o We introduced several new Gatorade flavor varieties: Starfruit, Passion Fruit and High Tide Frost, and we just introduced Riptide Rush in powder form.

o We also introduced a new Black Cherry flavor of Propel, which is in distribution in about 25 percent of the country.

Due to the successful sell-in of these new products, we're set for the start of the U.S. "beverage season." We're just turning on our new season advertising and are rolling-out some new packaging varieties in selected channels.

Internationally, Gatorade had an equally strong start to the year. Double-digit sales growth was achieved in Mexico, Venezuela, Argentina, Brazil, China and the Caribbean.

Worldwide, our solid topline beverage growth mitigated the impact of rising costs in the quarter, allowing us to deliver an incredible 54 percent increase in beverage operating income.

With volume, sales, share and profit all up in the quarter, we're very encouraged by Gatorade's strong start to the year.

Food results, while mixed, were more encouraging than not. Sales grew strongly across many of our key food brands...

o Hot cereals had a stellar season. Volume, sales and market share all grew as our new flavors and new products proved to be hits with consumers. A colder, snowier winter helped, too. Importantly, we've got a line-up of news for next fall that should keep Quaker oatmeal sales rolling.

o The sound marketing support and cold winter also helped Aunt Jemima products. This highly profitable line delivered 9 percent volume and sales growth.

o The momentum in grain-based snacks continued. Quaker Chewy granola bars achieved strong volume growth on top of a 26-percent year-ago "comp." Positive trends also continued for rice cakes, thanks to the success of our Crispy Mini's.

o     Rice-A-Roni and Pasta Roni also grew in the quarter.

Importantly, we drove category growth and increased our shares in virtually every one of these product lines.

On the flip side, we continued to face the challenges of a tough ready-to-eat cereal category. Although, we gave up two-tenths of a share, our operating margins for ready-to-eat cereals--both boxed and bagged--continued to improve as we re-balance our mix of price and value-added consumer promotions. We expect trends to improve steadily throughout the year.

In contrast to our revenue picture, Foods operating income declined due to higher "short-term" supply chain costs and higher marketing support.

Let me give you a bit of an explanation on "short-term" spike in Foods supply chain costs.

The phased closure of two of our ready-to-eat cereal facilities led to some higher supply chain costs in the quarter. By the end of the year, we'll be down to a three-plant configuration for cereals manufacturing and expect to accrue significant cost-savings.

But, this restructuring effort, that will eventually reduce costs, actually increased costs in this quarter as we had to build inventories and run duplicative manufacturing lines during the transition.

By year-end, ongoing cost-savings from our North American supply chain project will accrue to approximately $40 million. And, in 2002, ongoing savings from this project should total about $65 million per year.

All told, I'm pleased with the modest earnings "upside" achieved in the first quarter. And, I'm encouraged by the solid trends across our key product lines.

Even as we enthusiastically await the expected second-quarter closing of the PepsiCo merger, I want to assure you that we're as focused as ever on driving strong business results as an independent company. We have:

o     positive momentum on our key brands,

o     a pipeline of exciting new products and marketing ideas,

o and, actionable plans to drive out costs, all in order to deliver greater long-term returns.

As we look to the second quarter, we expect to achieve mid-single-digit sales and operating income growth, which will drive mid-to-high single-digit growth in earnings.

Looking further ahead, as was indicated in our press release, we expect to deliver strong, double-digit earnings per share growth in the second half of the year.

Let me stop here and turn it over to the operator for your questions.
  Operator...

AT THE CONCLUSION OF THE CALL:

We've had a great start to the year. I believe that the Company is well positioned to deliver another strong year. Our fundamentals are strong and our brand-building plans are set.

We're anxious to join forces with PepsiCo to continue to drive greater long-term value for our shareholders.

Once again, thanks for joining us.